

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 7, 2018

Shachar Daniel
Safe-T Group Ltd.
Chief Executive Officer
8 Abba Eban Ave.
Herzliya, 4672526 Israel

      Re: Safe-T Group Ltd.
             Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
             Submitted May 10, 2018
             CIK No. 0001725332

Dear Mr. Daniel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Summary

Corporate Information, page 1

1.   We note your response to prior comment 2 regarding the nature of your client base, consisting of mostly "large Israeli regional banks with branches across the country and globally, large Israeli healthcare organizations, leading Israeli insurance companies, and the Israeli police force." Given your limited operating history and revenues of less than $1.1 million in fiscal year 2017, please disclose the amount of revenues generated from these customers if you continue to discuss them prominently in the prospectus summary. To provide further context regarding your largest customers, disclose the identities of Customer A and Customer D, which together generated 34% of your total revenue in 2017.

2.   You disclose that you have 60 clients. Please clarify whether your business plan is based on your intention to grow your revenues within your existing client base or whether your growth is dependent on generating new clients. If your growth plans are primarily dependent on generating new clients, clarify whether you intend to focus on large organizations or small and medium sized businesses. Further, please clarify the extent to which your 30% increase in revenues in fiscal year 2017 was attributable to new clients.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Branch Chief - Legal
                                        Office of Information
                                        Technologies and Services

cc: Oded Har-Even, Esq.
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP